

August 19, 2011

Via Email
Christopher G. Treece
Executive Vice President, Chief Financial Officer
and Secretary
Guaranty Bancorp
1331 Seventeenth Street, Suite 345
Denver, CO 80202

>   **Re: Guaranty Bancorp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 11, 2011**
>   **File No. 000-51556**

Dear Mr. Treece:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Preferred Stock Transaction, page 10

1.   We note that Proposal 1 is seeking shareholder approval of the issuance of approximately 51,902,000 shares of common stock in connection with the accelerated mandatory conversion of the preferred stock and the issuance of voting common stock upon conversion of any non-voting common stock issued in the Transaction. Please revise your proxy statement and form of proxy to unbundle these items into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

Effects of the Transaction on the Company's capital structure ..., page 14

2.   Please revise to quantify the near-term dilution to the common stockholders expected to

result from the Special PIK Dividend. Also revise to disclose the ownership percentage of the current common stockholders assuming that the Transaction is consummated.

Tax Consequences to the Company, page 23

3.   Please revise to briefly discuss how you concluded that the Transaction will not result in an "ownership change" under Section 382 of the Internal Revenue Code of 1986.

Proposal 2: Amended and Restated Certificate of Designations ..., page 27

4.   We note that Proposal 2 is seeking shareholder approval to amend the Certificate of Designations for Series A Convertible Preferred Stock to authorize a special payment-in-kind of an aggregate of approximately 7,300 shares of preferred stock and to accelerate the mandatory conversion of the preferred stock at a conversion price of $1.50 per share. Please revise your proxy statement and form of proxy to unbundle these items into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3583 with any questions or comments.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Attorney-Adviser